THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22204314

A MEMBER OF THE LALBHAI GROUP

82-3708

RECEIVED
2004 NOV 16 A 10: 47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28th October, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04046470

SUPPL

Dear Sirs,

Sub.:- Unaudited Financial Results for the second quarter ended on 30th September, 2004.

We furnish herewith unaudited financial results of the Company for the second quarter ended on 30th September, 2004 approved by the Board of Directors of the Company at their meeting held on 28th October, 2004.

Thanking you,

Yours faithfully,

R. V. Bhimani
Company Secretary

Encl.: As above

PROCESSED
DEC 0 3 2004
THOMSON FINANCIAL

Arvind

Phone : (079) 22203030 Fax : (079) 22204314

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2004

(Rs. in Crores)

Sr. No	Particulars	Quarter Ended (Unaudited)		Half Year Ended (Unaudited)		Year Ended (Audited)
		30.09.04	30.09.03	30.09.04	30.09.03	31.03.04
1	Net Sales/Income from Operations	424.35	370.57	820.20	743.88	1435.28
2	Other Income	1.81	3.03	1.94	5.37	12.59
3	Total Expenditure :					
	(a) (Increase)/Decrease in Stock in Trade	6.97	26.46	(2.71)	(2.26)	(29.78)
	(b) Consumption of Raw Materials and Finish Goods Purchased	160.76	109.66	317.36	266.45	523.46
	(c) Staff Cost	30.01	26.87	59.55	52.71	110.50
	(d) Power & Fuel	45.17	36.86	94.97	77.85	157.53
	(e) Stores Consumption	34.66	29.33	68.08	61.01	117.84
	(f) Other Expenses	55.24	49.51	102.35	97.93	203.42
	Total	332.81	278.69	639.60	553.69	1082.97
4	Interest & Finance Cost	35.23	33.45	68.85	68.89	113.29
5	Depreciation	37.21	37.15	73.89	74.28	150.31
6	Profit before Tax (1+2-3-4-5)	20.91	24.31	39.80	52.39	101.30
7	Provision for Taxation : Deferred Tax	0.77	NIL	1.50	NIL	4.55
8	Net Profit (6-7)	20.14	24.31	38.30	52.39	96.75
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.37	194.20	195.37	194.20	195.37
10	Reserves excluding revaluation reserves as per Balance Sheet					916.46
11	Basic Earning Per Share (Rs.)-(Not Annualised)	0.97	1.20	1.84	2.70	4.84
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	0.97	1.19	1.84	2.70	4.84
13	Aggregate of non-promoter shareholding:					
	- Number of shares	120985653	119813009	120985653	119813009	120978258
	- Percentage of shareholding	61.92%	61.70%	61.92%	61.70%	61.92%

SEGMENTWISE REVENUE, RESULTS & CAPITAL EMPLOYED

(Rs. in Crores)

Sr. No	Particulars	Quarter Ended		Half Year Ended		Year Ended
		30.09.04	30.09.03	30.09.04	30.09.03	31.03.04
1	Segment Revenue (Net Sales/Income from Operations)					
	(a) Textiles	422.41	364.63	815.79	732.18	1423.54
	(b) Others	1.95	3.44	4.40	5.52	11.74
	Total	424.36	368.07	820.19	737.70	1435.28
	Add : Other Unallocable Income	0.00	0.00	0.00	0.00	0.00
	Less : Inter Segment Sales	0.00	0.00	0.00	0.00	0.00
	Net Sales / Income from Operations	424.36	368.07	820.19	737.70	1435.28
2	Segment Results (Profit and (Loss) before interest & Tax)					
	(a) Textiles	73.32	53.63	131.09	123.89	215.17
	(b) Others	(0.73)	(0.11)	(0.97)	0.33	(0.95)
	Total	72.59	53.52	130.12	124.22	214.22
	Less :					
	(a) Interest and Finance Charges (Net)	35.22	30.96	68.85	62.72	113.28
	(b) Other Unallocable expenditure (net of un-allocable income)	16.48	(1.75)	21.49	9.11	(0.36)
	Profit Before Tax	20.89	24.31	39.78	52.39	101.30
3	Capital Employed (Segment Assets - Segment Liability)					
	(a) Textiles	2015.22	1767.80	2015.22	1767.80	1987.18
	(b) Others	11.14	16.97	11.14	16.97	20.10
	(c) Unallocable	417.24	430.29	417.24	430.29	387.61
	Total Capital Employed in Company	2443.60	2215.06	2443.60	2215.06	2394.89

Notes:

1. The limited review of above unaudited financial results as required under Clause 41 of listing agreement has been carried out by statutory auditors.
2. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 28th October, 2004.
3. At the beginning of the quarter, no complaints from investors were pending,23 complaints were received and all 23 were resolved during the quarter. No complaint was lying unresolved at the end of the quarter.
4. During the quarter, the Company has acquired 10,59,835 Equity Shares of Rs.10/- each of Atul Limited, 3,00,000 Equity Shares of Rs.10/- each of Arvind Brands Limited and 1,35,000 Preference Shares of Rs.10/- each of Arvind Products Limited from its wholly owned subsidiary.
5. Accounting Standard (As-28) 'Impairment of Assets', issued by the Institute of Chartered Accountants of India, has come into effect from 1st April,2004. Provision for impairment of assets, if any, will be considered at the year end.
6. Figures of the previous quarter / year have been regrouped wherever necessary.

The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Place : Mumbai
Date : 28th October, 2004.

Arvind

Phone : (079) 22203030 Fax : (079) 22204314

Press Release

Arvind Mills' revenues at Rs 424.35 Crores, net profit at Rs 20.14 Crores for second quarter ended 30th September 2004

Synopsis

- Revenues at Rs 424.35 Crores for the second quarter ended 30th September 2004 as compared to Rs 370.57 Crores for the quarter ended 30th September 2003
- Net profit at Rs 20.14 Crores for the quarter ended 30th September 2004 as compared to Rs 24.31 Crores for the quarter ended 30th September 2003 due to higher cotton and Naphtha costs
- Denim volumes at 23.80 Million meters for the quarter ended 30th September 2004 as compared to 20.69 Million meters for the quarter ended 30th September 2003
- Denim capacity Increased by 7 Million meters per annum

Mumbai, September 28, 2004: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported revenues of Rs 424.35 Crores for the second quarter ended 30th September 2004 as compared to Rs 370.57 Crores for the quarter ended 30th September 2003. Net profit stood at Rs 20.14 Crores as against Rs 24.31 Crores during the same period.

In spite of full denim and shirting fabric volumes, high cotton and naphtha prices have impacted the operating margin of the company. The operating profit for the quarter ended 30th September 2004 marginally fell to Rs. 91.54 Crores as compared to Rs. 91.88 Crores in the corresponding quarter previous year.

To take advantage of the robust demand of denim, the company had undergone an exercise to de- bottleneck the current manufacturing facility to increase the denim fabric capacity by 7 Million meters per annum.

Commenting on the results, Mr. Jayesh Shah, Chief Financial Officer and Director said: "In spite of resurgent denim demand, the results of the current quarter were affected by increased input costs- fuel and raw cotton. While the shift from naphtha to gas in captive power plants would address the high power costs, the new cotton season would determine the future cost of cotton."

The plan to switch Arvind's captive power plant, which currently uses naphtha as raw material to gas has been delayed by a month. The Naroda unit is likely to use gas by first week of November 2004. The switch to gas in Santej unit would be completed by third quarter of FY05.

In August 2004, company announced its plans to shift its existing denim and garments manufacturing facilities from Mauritius to India. The Company, through its subsidiary companies has 8 Million meters of denim manufacturing facility and 2 Million pieces of jeans plant at Mauritius. Arvind Mills will augment its denim manufacturing capacity to 105 Million meters in India after the plant is shifted by December 2004.

Similarly, the company is currently implementing a 2.1 Million jeans plant at Bangalore, which will be increased to about 4 Million pieces after shifting capacities from Mauritius.

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd
Tel: 079- 22202422
Fax: 079- 22200024

Mr. K Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel: 022-22813565/9820100538
Fax. 022-22813569